K E N N E T H I. D E N O S, P. C.

                                                    11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
                                                                   (801)816-2511
                                                               FAX:(801)816-2599
                                                             KDENOS@DENOSLAW.COM

                               September 26, 2005

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         RE:      CANCER THERAPEUTICS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-119915
                  AMENDMENT FILED:  SEPTEMBER 26, 2005

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We have updated the financial statements in accordance with your letter dated August 5, 2005. We have attached two redlined copies and one clean copy of our amended registration statement on Form SB-2 and have marked it Amendment 7 for your timely review. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

     We hope that our responses to your comment has been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                        KENNETH I. DENOS P.C.



                                        /S/ Kenneth I. Denos
                                        ------------------------
                                        Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner